File Pursuant to Rule 424(b)(3)

Registration No. 333-262719

Prospectus Supplement No. 1
(to Prospectus dated June 13, 2022)

Anghami Inc.

Up to 15,900,264 Ordinary Shares

Up to 872,800 Warrants

Up to 10,872,800 Ordinary Shares Issuable Upon Exercise of Warrants

This prospectus supplement (this “prospectus supplement”) amends and supplements the prospectus dated June 13, 2022 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-262719), as amended from time to time. This prospectus supplement is being filed to supplement, modify or supersede certain information contained in the Prospectus with information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on July 8, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement. Except to the extent that the information in this prospectus supplement modifies or supersedes the information contained in the Prospectus, this prospectus supplement should be read, and will be delivered, with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Our ordinary shares are currently traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “ANGH.” Our public warrants trade on Nasdaq under the symbol “ANGHW.” The closing price of our ordinary shares on the Nasdaq on July 7, 2022 was $4.17 per ordinary share.

Investing in our ordinary shares involves a high degree of risk. Before buying any ordinary shares you should carefully read the discussion of material risks of investing in such securities in “Risk Factors” beginning on page 11 of the Prospectus, as well as the other information contained in the Prospectus or in any supplement thereto, before making a decision to invest.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 8, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Press Release

On June 30, 2022, Anghami Inc. (the “Company”) issued a press release to announce that it has acquired Spotlight Events, an events and concert company specialized in managing and executing live events and concerts in the Middle East and North Africa.

A copy of the press release is furnished as Exhibit 99.1 to this current report on Form 6-K and incorporated by reference herein.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.
Date: July 8, 2022

	By:	/s/ Edgard Maroun
	Name:	Edgard Maroun
	Title:	Chief Executive Officer

Exhibit 99.1

Anghami Acquires Live Events and Concerts Company Spotlight, as It Expands Into Offline and Virtual Entertainment

Strategic partnership to bridge the gap between offline and online by providing access to exclusive concerts via Anghami’s live video streaming capabilities.

Further expand Anghami’s footprint in the music and entertainment ecosystem while unlocking synergies and opportunities between both the physical and digital worlds.

Anghami Acquires Live Events and Concerts Company Spotlight, as It Expands Into Offline and Virtual Entertainment (Photo: Business Wire)

June 30, 2022 10:39 AM Eastern Daylight Time

ABU DHABI, United Arab Emirates--(BUSINESS WIRE)--Anghami Inc. (“Anghami”) (NASDAQ: ANGH), the leading music and entertainment streaming platform in the Middle East and North Africa (MENA), has announced the acquisition of Spotlight Events, an events and concert company specialized in managing and executing live events and concerts in the region.

The partnership will see Spotlight Events become Anghami's arm for live events and concerts, including offline activities and activations to further expand Anghami's footprint in the music and entertainment ecosystem while unlocking synergies and opportunities between the physical and digital worlds.

While Spotlight Events will provide a stage for artists to perform and reach their audiences offline, Anghami's technology will bridge the gap between the offline and online worlds by providing access to exclusive concerts through its live video streaming capabilities and creating immersive experiences through AR and VR. The strategic partnership will enable Anghami to unlock opportunities between artists and brands, enriching music fans' experiences with exclusive access to private concerts, VIP lounges, meet & greets and backstage access, in addition to attending concerts either offline or streamed through their devices. Traditional and virtual concerts will be accessible either through tickets or sponsored by brands.

Eddy Maroun, Co-founder and CEO of Anghami commented: “Our vision is to expand from music streaming to a fully integrated entertainment platform that meets our goal of building our own unique category that no other provider can compete with. This partnership will allow us to deliver unique experiences to our users while giving artists a stage to perform and reach their fans physically and virtually. Spotlight and Anghami Lab are among a number of initiatives we plan to develop as new business extensions to accelerate our growth and improve our margins while widening the gap with our competitors. Maher has built a great business on solid economics and has proven that live concerts and events are a scalable and profitable business.”

Spotlight Events has recently confirmed its program of upcoming concerts and events in Dubai, Abu Dhabi, Paris, Cairo and Riyadh, including "Beat the Heat", a 7-concert festival organized in collaboration with the Department of Tourism and Commerce Marketing - Dubai (DTCM). Also in Abu Dhabi, 6 concerts are planned for the rest of the year, to be announced at a later date. Also on the schedule is the much anticipated live concert by the Arab superstar Wael Kfoury in Paris. Spotlight will also be executing all of Anghami's events, including "Amr Diab Live" and other major surprises to be unveiled soon.

Maher Khawkhaji, Founder and CEO of Spotlight added: “Anghami is the largest music platform in the MENA region with an incredible number of users and a unique network of partnerships that, once connected to Spotlight, will open doors to amazing opportunities. Our offline expertise, complemented by Anghami's reach, data and technical capabilities, is the perfect recipe for success. We look forward to being part of this dynamic team and unleashing the incredible potential to bring the best to music fans, artists and brands and take entertainment to the next level.”

The announcement follows Anghami's recent IPO on Nasdaq as the first Arab tech company to list on the U.S. stock market and the unveiling of an all-new brand identity to support the next phase of growth for the company, which is evolving from a music streaming platform to an entertainment platform.

About Anghami Inc.

The first, most established and fastest-growing music technology platform in the Middle East and North Africa region, Anghami is the go-to destination for Arabic and International music and entertainment, creating artists, and connecting people. With its extensive eco-system of music, podcasts, events and more, Anghami provides the tools for anyone to create, curate and share their voice with the world.

Launched in 2012, Anghami was the first music-streaming platform in MENA to digitize the region’s music. Today, it has the largest catalog comprising 72 million songs and licensed content from leading Arabic labels, independent artists, and distributors, available for 75 million registered users. Anghami has established 40+ Telco partnerships to facilitate subscriptions and customer acquisitions, in parallel to building long-term relationships with and featuring music from major music labels including Universal Music Group, Sony Music Entertainment, Warner Music Group and the Merlin Network and is constantly licensing and producing new and original content. Headquartered in Abu Dhabi, Anghami has offices in Beirut, Dubai, Cairo, and Riyadh and operates in 16 countries across MENA and has recently expanded into the US and Canada, with Europe in the pipeline. It is the only service available in English, Arabic and French, and remains close to its customer base, not only thanks to its pan-regional presence but also via the 56 million user data points it generates every day.

To learn more about Anghami, please visit: https://anghami.com

About Spotlight Events:

Started in December 2005 as a fully integrated Events Management company. With its head office in Dubai & 6 affiliate offices in Jordan, Lebanon, Egypt, Tunisia & Morocco covering GCC, Lower Gulf & North Africa. We are a multi-cultural team which allows us to better understand the nature of our clients and artists and characteristics of each market to apply the best method in order to put the artist or brand under the right spotlight. Our goal is to always innovate and come up with creative ideas complemented with proper execution that will deliver the best results for our artists and clients.

To learn more about Spotlight events, please visit: https://spotlightrs.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Anghami’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “start,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Anghami’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on Anghami’s business; the outcome of any legal proceedings that may be instituted against Anghami; changes in applicable laws or regulations; and the possibility that Anghami may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties identified in Anghami’s registration statement on Form F-4 (File No. 333-260234) filed with the U.S. Securities and Exchange Commission (the “SEC”), which was declared effective on December 16, 2021, including those under “Risk Factors” therein, and in other documents filed or to be filed with the SEC by Anghami and available at the SEC’s website at www.sec.gov. Anghami cautions that the foregoing list of factors is not exclusive. Anghami cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Anghami does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Contacts

joanna.agnew@bcw-global.com

00971528903121